Dreyfus AMT-Free Municipal Bond Fund

Ticker symbol:	Class A:	DMUAX
	Class B:	DMUBX
	Class C:	DMUCX
	Class I:	DMBIX
	Class Z:	DRMBX

PROSPECTUS January 1, 2010



As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.



BNY MELLON
ASSET MANAGEMENT

Dreyfus

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

GOAL AND APPROACH

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal income tax. The fund also seeks to provide income exempt from the federal alternative minimum tax.

The fund invests at least 65% of its assets in municipal bonds with an A or higher credit rating, or the unrated equivalent as determined by Dreyfus. The fund may invest the remaining 35% of its assets in municipal bonds with a credit rating lower than A, including municipal bonds rated below investment grade ("high yield" or "junk" bonds), or the unrated equivalent as determined by Dreyfus.

The dollar-weighted average maturity of the fund's portfolio normally exceeds ten years, but the fund may invest without regard to maturity.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with the portfolio manager's changing views of the current interest rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

Although the fund seeks to provide income exempt from federal income tax, the fund may invest temporarily in taxable bonds.

The fund may, but is not required to, use derivatives, such as options, futures and options on futures (including those relating to securities, indexes and interest rates) and swap agreements, as a substitute for investing directly in an underlying asset, to increase returns, to manage credit or interest rate risk, or as part of a hedging strategy. The fund may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates (inverse floaters) and may make forward commitments in which the fund agrees to buy or sell a security in the future at a price agreed upon today. Inverse floaters are created by depositing municipal bonds in a trust which divides the bond's income stream into two parts: a short-term variable rate demand note and a residual interest bond (the inverse floater) which receives interest based on the remaining cash flow of the trust after payment of interest on the note and various trust expenses. Interest on the inverse floater usually moves in the opposite direction as the interest on the variable rate demand note.

INVESTMENT RISKS

The fund's principal risks are discussed below. An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. The value of your investment in the fund will fluctuate, sometimes dramatically, which means you could lose money.

- *Municipal bond market risk.* The amount of public information available about municipal bonds is generally less than that for corporate equities or bonds. Special factors, such as legislative changes and local and business developments, may adversely affect the yield and/or value of the fund's investments in municipal bonds. Other factors include the general conditions of the municipal bond market, the size of the particular offering, the maturity of the obligation and the rating of the issue.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the effective maturity and duration of the fund's portfolio, the more the fund's share price is likely to react to interest rates.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates. During periods of market illiquidity or rising interest rates, prices of "callable" issues are subject to increased price fluctuation.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically, even during periods of declining interest rates. The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. If any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Derivatives risk.* A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms. Certain types of derivatives involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risk. Additionally, some

derivatives involve economic leverage, which could increase the volatility of these investments as they may fluctuate in value more than the underlying instrument. Certain derivatives may cause taxable income.

- *Leveraging risk.* The use of leverage, such as lending portfolio securities, entering into futures contracts, investing in inverse floaters, and engaging in forward commitment transactions, may cause taxable income and may magnify the fund's gains or losses.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

- *Other potential risks*. The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of loaned securities. If the borrower of the securities fails financially, there could be delays in recovering the loaned securities or exercising rights to the collateral.

Under adverse market conditions, the fund could invest some or all of its assets in the securities of U.S. issuers, U.S. Treasury securities and money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objective.

PAST PERFORMANCE

The following bar chart and table provide some indication of the risks of investing in the fund. The bar chart shows changes in the performance of the fund's Class Z shares from year to year. The table compares the fund's average annual total returns to those of a broad measure of market performance. The fund's past performance (before and after taxes) is no guarantee of future results. All returns assume reinvestment of dividends and distributions. Sales charges, if any, are reflected in the table. All of the fund's share classes invest in the same portfolio of securities. Performance of each share class will vary from the performance of the fund's other share classes due to difference in charges and expenses.

After tax performance is shown only for Class Z. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class Z shares



| Best Quarter: | Q4 '00 | +5.38% |
| Worst Quarter: | Q3 '08 | -3.83% |

The fund's year-to-date total return as of 9/30/09 for Class Z shares was 16.69%.

Average annual total returns (as of 12/31/08)			
		5 Year	**10 Year**
Share class/Inception Date	**1 Year**		
Class Z *(5/6/94) returns before taxes*	-6.41%	1.75%	3.37%
Class Z *returns after taxes on distributions*	-6.41%	1.75%	3.36%
Class Z *returns after taxes on distributions and sale of fund shares*	-2.52%	2.18%	3.57%
Class A *(3/31/03) returns before taxes*	-10.92%	0.56%	2.73%[*]
Class B *(3/31/03) returns before taxes*	-10.67 %	0.67%	3.13%[*+]
Class C *(3/31/03) returns before taxes*	-8.24%	0.72%	2.76%[*]
Class I *(12/15/08) returns before taxes*	-6.48%[*]	1.74%[*]	3.36%[*]
Barclays Capital Municipal Bond Index *reflects no deduction for fees, expenses or taxes*	-2.47%	2.71%	4.26%

[*] *For the fund's Class A, Class B, Class C and Class I shares, periods prior to the inception date of such classes reflect the performance of the fund's Class Z shares adjusted to reflect any applicable sales charges. Such performance figures have not been adjusted, however, to reflect applicable class fees and expenses. If such fees and expenses had been reflected, the performance shown for Class A, Class B and Class C shares for such periods may have been lower.*

[+] *Assumes conversion of Class B shares to Class A shares at end of the sixth year following date of purchase.*

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Shareholder fees (fees paid directly from your investment)					
	Class A	Class B*	Class C	Class I	Class Z
Maximum sales charge imposed on purchases *(% of offering price)*	4.50	none	none	none	none
Maximum contingent deferred sales charge (CDSC) *(% of lower of purchase or sale price)*	none **	4.00	1.00	none	none
Annual fund operating expenses *(expenses that you pay each year as a % of the value of your investment)*					
Management fees	.60	.60	.60	.60	.60
Distribution (12b-1) fees	none	.50	.75	none	none
Other expenses (including shareholder services fees)	.39	.51	.39	.36	.17
Total annual fund operating expenses	.99	1.61	1.74	.96	.77
Fee waiver and/or expense reimbursement	(.29)	(.41)	(.29)	(.51)	(.32)
Net operating expenses*	.70	1.20	1.45	.45	.45

Class B shares of the fund are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.

**Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

****The Dreyfus Corporation has contractually agreed to waive receipt of its fees and/or assume the expenses of the fund so that total annual fund operating expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees for Class A, B, C, I and Z shares, taxes, brokerage commissions, extraordinary expenses, interest expenses, and commitment fees on borrowings) exceed 0.45%. Dreyfus may terminate this agreement upon at least 90 days' prior notice to investors but has committed not to do so until at least January 1, 2011.*

EXAMPLE

The Example below is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The one-year example and the first year of the three-, five- and ten-years examples reflect any expense reimbursement or waiver that may be in effect.Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	**$518**	**$723**	**$945**	**$1,583**
Class B				
with redemption	**$522**	**$768**	**$1,037**	**$1,558++**
without redemption	**$122**	**$468**	**$837**	**$1,558++**
Class C				
with redemption	**$248**	**$520**	**$917**	**$2,028**
without redemption	**$148**	**$520**	**$917**	**$2,028**
Class I	**$46**	**$255**	**$481**	**$1,131**
Class Z	**$46**	**$214**	**$396**	**$924**

++ Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.

MANAGEMENT

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $313 billion in 194 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.29% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management fee is available in the fund's semi-annual report for the six months ended February 28, 2009. Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team. BNY Mellon has more than $22.1 trillion in assets under custody and administration and $966 billion in assets under management, and it services more than $11.9 trillion in outstanding debt. Additional information is available at www.bnymellon.com.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund is co-managed by James Welch and Steven Harvey. Mr. Welch and Mr. Harvey have been primary portfolio managers of the fund since October 2009 and December 2009, respectively. Mr. Welch is a portfolio manager for a number of national and state specific municipal bond funds managed by Dreyfus, where he has been employed since 2001. Mr. Welch is a portfolio manager for Standish Mellon Asset Management Company LLC (Standish), an affiliate of Dreyfus, where he has been employed since April 2009. Mr. Harvey is a senior portfolio manager for tax sensitive strategies at Standish, and manages tax-sensitive portfolios for institutional, insurance, mutual fund, and high-net-worth clients. Mr. Harvey has been employed by Standish since 2000 and by Dreyfus since April 2009.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio manager's ownership of fund shares.

MBSC Securities Corporation (MBSC), a wholly owned subsidiary of Dreyfus, serves as distributor of the fund and for the other funds in the Dreyfus Family of Funds. The fund pays MBSC a Rule 12b-1 distribution fee for financing the sale and distribution of the fund's Class B and C shares; a shareholder services fee of 0.25% (which may be used to pay third parties) for the provision of shareholder services to Class A, B and C shares; and a shareholder services fee of up to 0.25% to reimburse MBSC for providing account service and maintenance with respect to Class Z shares. Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of funds in the Dreyfus Family of Funds or provide other services. Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees or other expenses that may be paid by a fund to those intermediaries. Because those payments are not made by fund shareholders or the fund, the fund's total expense ratio will not be affected by any such payments. These payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or MBSC's own resources to intermediaries for inclusion of a fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or MBSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorships; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

The fund, Dreyfus and MBSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. Each code of ethics restricts the personal securities transactions of employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the respective codes is to ensure that personal trading by employees does not disadvantage any fund managed by Dreyfus or its affiliates.

FINANCIAL HIGHLIGHTS

These financial highlights describe the performance of the fund's Class A, B, C, I and Z shares for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

	Year Ended August 31,				
Class A Shares	2009	2008	2007	2006	2005
Per Share Data ($):					
Net asset value, beginning of period	13.23	13.50	13.81	13.97	13.85
Investment Operations:					
Investment income--net[a]	.59	.58	.55	.55	.54
Net realized and unrealized gain (loss) on investments	(.13)	(.27)	(.30)	(.16)	.14
Total from Investment Operations	.46	.31	.25	.39	.68
Distributions:					
Dividends from investment income--net	(.59)	(.58)	(.56)	(.55)	(.55)
Dividends from net realized gain on investments	-	-	-	-	(.01)
Total Distributions	(.59)	(.58)	(.56)	(.55)	(.56)
Net asset value, end of period	13.10	13.23	13.50	13.81	13.97
Total Return (%)[b]	3.78	2.35	1.79	2.92	5.01
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.99	.98	.99	1.01	.99
Ratio of net expenses to average net assets	.70	.70	.69	.69	.69
Ratio of net investment income to average net assets	4.70	4.33	4.05	4.03	3.92
Portfolio Turnover Rate	31.77	49.59	43.08	17.59	9.47
Net Assets, end of period ($ x 1,000)	95,477	81,428	74,676	3,970	3,574

a   *Based on average shares outstanding at each month end.*

b   *Exclusive of sales charge.*

Class B Shares	Year Ended August 31,				
	2009	2008	2007	2006	2005
Per Share Data ($):					
Net asset value, beginning of period	13.23	13.51	13.81	13.98	13.85
Investment Operations:					
Investment income--net[a]	.52	.51	.49	.48	.48
Net realized and unrealized gain (loss) on investments	(.11)	(.27)	(.30)	(.16)	.14
Total from Investment Operations	.41	.24	.19	.32	.62
Distributions:					
Dividends from investment income--net	(.53)	(.52)	(.49)	(.49)	(.48)
Dividends from net realized gain on investments	-	-	-	-	(.01)
Total Distributions	(.53)	(.52)	(.49)	(.49)	(.49)
Net asset value, end of period	13.11	13.23	13.51	13.81	13.98
Total Return (%)[b]	3.35	1.77	1.36	2.34	4.57
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.61	1.54	1.57	1.56	1.54
Ratio of net expenses to average net assets	1.20	1.20	1.19	1.19	1.19
Ratio of net investment income to average net assets	4.22	3.84	3.57	3.55	3.46
Portfolio Turnover Rate	31.77	49.59	43.08	17.59	9.47
Net Assets, end of period ($ x 1,000)	1,413	2,385	3,260	600	544

a   Based on average shares outstanding at each month end.

b   Exclusive of sales charge.

Class C Shares	Year Ended August 31,				
	2009	2008	2007	2006	2005
Per Share Data ($):					
Net asset value, beginning of period	13.23	13.50	13.81	13.98	13.85
Investment Operations:					
Investment income--net[a]	.50	.48	.44	.46	.44
Net realized and unrealized gain (loss) on investments	(.13)	(.27)	(.30)	(.18)	.14
Total from Investment Operations	.37	.21	.14	.28	.58
Distributions:					
Dividends from investment income--net	(.50)	(.48)	(.45)	(.45)	(.44)
Dividends from net realized gain on investments	-	-	-	-	(.01)
Total Distributions	(.50)	(.48)	(.45)	(.45)	(.45)
Net asset value, end of period	13.10	13.23	13.50	13.81	13.98
Total Return (%)[b]	3.00	1.59	1.02	2.08	4.30
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.74	1.73	1.74	1.76	1.74
Ratio of net expenses to average net assets	1.45	1.45	1.44	1.44	1.44
Ratio of net investment income to average net assets	3.93	3.58	3.32	3.29	3.20
Portfolio Turnover Rate	31.77	49.59	43.08	17.59	9.47
Net Assets, end of period ($ x 1,000)	13,220	8,364	7,549	611	539

a   Based on average shares outstanding at each month end.

b   Exclusive of sales charge.

	Year Ended
Class I Shares	August 31, 2009 [a]
Per Share Data ($):	
Net asset value, beginning of period	11.65
Investment Operations:	
Investment income--net[b]	.45
Net realized and unrealized gain (loss) on investments	1.45
Total from Investment Operations	1.90
Distributions:	
Dividends from investment income--net	(.45)
Net asset value, end of period	13.10
Total Return (%)	16.46 [c]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	.96 [d]
Ratio of net expenses to average net assets	.45 [d]
Ratio of net investment income to average net assets	4.91 [d]
Portfolio Turnover Rate	31.77
Net Assets, end of period ($ x 1,000)	86

a   From December 15, 2008 (commencement of initial offering) to August 31, 2009.
b   Based on average shares outstanding at each month end.
c   Not annualized.
d   Annualized.

	Year Ended August 31,				
Class Z Shares	2009	2008	2007	2006	2005
Per Share Data ($):					
Net asset value, beginning of period	13.23	13.51	13.81	13.98	13.86
Investment Operations:					
Investment income--net[a]	.62	.62	.59	.59	.58
Net realized and unrealized gain (loss) on investments	(.12)	(.28)	(.30)	(.17)	.13
Total from Investment Operations	.50	.34	.29	.42	.71
Distributions:					
Dividends from investment income--net	(.62)	(.62)	(.59)	(.59)	(.58)
Dividends from net realized gain on investments	-	-	-	-	(.01)
Total Distributions	(.62)	(.62)	(.59)	(.59)	(.59)
Net asset value, end of period	13.11	13.23	13.51	13.81	13.98
Total Return (%)	4.12	2.53	2.11	3.11	5.28
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.77	.76	.76	.77	.75
Ratio of net expenses to average net assets	.45	.45	.44	.44	.44
Ratio of net investment income to average net assets	4.97	4.58	4.31	4.30	4.21
Portfolio Turnover Rate	31.77	49.59	43.08	17.59	9.47
Net Assets, end of period ($ x 1,000)	232,390	252,246	268,420	192,404	207,034

a   Based on average shares outstanding at each month end.

Your Investment

SHAREHOLDER GUIDE

Choosing a share class

The fund is designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees that are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

This prospectus offers Class A, B, C, I and Z shares of the fund.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other Dreyfus funds or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. Class Z shares generally are offered only to shareholders of the fund who have continuously held fund shares since the date the shares were classified as Z shares.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions in connection with the sale of fund shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends. Because the Rule 12b-1 fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

A complete description of these classes follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class C	Class I	Class Z*
Initial sales charge	up to 4.50%	none	none	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	none	none
Ongoing shareholder service fee	0.25%	0.25%	none	up to .25%
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	none	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	none	none

Class Z shares generally are not available for new accounts.

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or net asset value (NAV), plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an upfront sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge; and

- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class I or Class Z shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to less than $100,000	4.00%	4.20%
$100,000 to less than $250,000	3.00%	3.10%
$250,000 to less than $500,000	2.50%	2.60%
$500,000 to less than $1,000,000	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a CDSC of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.(except shares bought through dividend reinvestment).

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of certain Dreyfus Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Funds that are subject to a sales charge. For example, if you have $1 million invested in shares of certain other Dreyfus Funds that are subject to a sales charge, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Funds, in any class of shares that is subject to a sales charge, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Dreyfus Fund since on or before February 28, 2006

- investors with cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse or minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class B shares

Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other Dreyfus Funds or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Class B shares are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased. Class B shares sold within six years of purchase are subject to the following CDSCs:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00

Class C shares

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A shares. However, Class C shares are subject to an annual Rule 12b-1 fee. Over time, the Rule 12b-1 fees may cost you more than paying an initial sales charge on Class A shares. Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class I share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class I shares buys more shares than the same investment would in a class that charges an initial sales charge. There is also no CDSC imposed on redemptions of Class I shares, and you do not pay any ongoing service or distribution fees.

Class I shares may be purchased by:

- bank trust departments, trust companies and insurance companies that have entered into agreements with the fund's distributor to offer Class I shares to their clients

- law firms or attorneys acting as trustees or executors/administrators

- foundations and endowments that make an initial investment in the fund of at least $1 million

- advisory fee-based accounts offered through financial intermediaries who, depending on the structure of the selected advisory platform, make Class I shares available

Class Z shares generally are not available for new accounts

Class Z shares generally are offered only to shareholders of the fund who have continuously held fund shares since the date the fund's shares were classified as Class Z shares.

CDSC waivers

The fund's CDSC may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½

- redemptions made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually.

Valuing Shares

Dreyfus generally calculates fund NAVs as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. When calculating NAVs, Dreyfus values equity investments on the basis of market quotations or official closing prices. Dreyfus generally values fixed income investments based on values supplied by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Under certain circumstances, the fair value of foreign equity securities will be provided by an independent pricing service. Using fair value to price investments may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Funds that seek tax-exempt income are not recommended for purchase in IRAs or other qualified retirement plans. Foreign securities held by a fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in certain types of thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

How to Buy Shares

By Mail. To open a regular account, complete an application and mail, together with a check payable to The Dreyfus Family of Funds, to:


The Dreyfus Family of Funds
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing


To purchase additional shares in a regular account, mail a check payable to The Dreyfus Family of Funds (with your account number on your check), together with an investment slip, to the above address.

Electronic Check or Wire. To purchase shares in a regular account by wire or electronic check, please call 1-800-554-4611 (inside the U.S. only) for more information.

Dreyfus TeleTransfer. To purchase additional shares in a regular account by Dreyfus TeleTransfer, which will transfer money from a pre-designated bank account, request the account service on your application. Call 1-800-554-4611 (inside the U.S. only) or visit **www.dreyfus.com** to request your transaction.

Automatically. You may purchase additional shares in a regular account by selecting one of Dreyfus' automatic investment services made available to the fund on your account application or service application. See "Services for Fund Investors."

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

The minimum initial and subsequent investment for regular accounts is $1,000 and $100, respectively. Investments made through Dreyfus TeleTransfer are subject to a $100 minimum and a $150,000 maximum. All investments must be in U.S. dollars. Third-party checks, cash, travelers' checks or money orders will not be accepted. You may be charged a fee for any check that does not clear.

How to Sell Shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request.Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on fund shares you acquired by reinvesting your fund dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

By Mail. To redeem shares of a regular account by mail, send a letter of instruction that includes your name, your account number, the name of the fund, the share class, the dollar amount to be redeemed and how and where to send the proceeds. Mail your request to:


The Dreyfus Family of Funds
P.O. Box 55268
Boston, MA 02205-8502


A signature guarantee is required for some written sell orders. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- amounts of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

Telephone or Online. To sell shares in a regular account, call Dreyfus at 1-800-554-4611 (inside the U.S. only) or visit **www.dreyfus.com** to request your transaction.

A check will be mailed to your address of record or you may request a wire or electronic check (Dreyfus TeleTransfer). For wires or Dreyfus TeleTransfer, be sure that the fund has your bank account information on file. Proceeds will be wired or sent by electronic check to your bank account.

You may request that redemption proceeds be paid by check and mailed to your address of record (maximum $250,000 per day). You may request that redemption proceeds be sent to your bank by wire (minimum $5,000/maximum $20,000) or by Dreyfus TeleTransfer (minimum $1,000/maximum $20,000). Holders of jointly registered fund or bank accounts may redeem by wire or through Dreyfus TeleTransfer up to $500,000 within any 30-day period.

Automatically. You may sell shares in a regular account by calling 1-800-554-4611 (inside the U.S. only) for instructions on how to establish the Dreyfus Automatic Withdrawal Plan.

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

GENERAL POLICIES

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund also reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges, automatic non-discretionary rebalancing programs, and minimum required retirement distributions generally are not considered to be frequent trading. For employer-sponsored benefit plans, generally only participant-initiated exchange transactions are subject to the roundtrip limit.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus Funds and BNY Mellon Funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the agreements between the distributor and financial intermediaries

include obligations to comply with the terms of this prospectus and to provide Dreyfus, upon request, with information concerning the trading activity of investors whose shares are held in omnibus accounts. If Dreyfus determines that any such investor has engaged in frequent trading of fund shares, Dreyfus may require the intermediary to restrict or prohibit future purchases or exchanges of fund shares by that investor.

Certain retirement plans and intermediaries that maintain omnibus accounts with the fund may have developed policies designed to control frequent trading that may differ from the fund's policy. At its sole discretion, the fund may permit such intermediaries to apply their own frequent trading policy. If you are investing in fund shares through an intermediary (or in the case of a retirement plan, your plan sponsor), please contact the intermediary for information on the frequent trading policies applicable to your account.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. Dreyfus has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Small Account Policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.

DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

The fund anticipates that virtually all dividends paid to you will be exempt from federal income tax. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. If you purchase shares through a third party, the third party may impose different restrictions on these services and privileges, or may not make them available at all. For information, call your financial representative or 1-800-554-4611, or, if you own Class Z shares, 1-800-645-6561.

Dreyfus Automatic Asset Builder® permits you to purchase fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Payroll Savings Plan permits you to purchase fund shares (minimum of $100 per transaction) automatically through a payroll deduction.

Dreyfus Government Direct Deposit permits you to purchase fund shares (minimum of $100 and maximum of $50,000 per transaction) automatically from your federal employment, Social Security or other regular federal government check.

Dreyfus Dividend Sweep permits you to automatically reinvest dividends and distributions from the fund into another Dreyfus Fund (not available for IRAs).

Dreyfus Auto-Exchange Privilege permits you to exchange at regular intervals your fund shares for shares of other Dreyfus Funds.

Dreyfus Automatic Withdrawal Plan permits you to make withdrawals (minimum of $50) on a monthly or quarterly basis, provided your account balance is at least $5,000.

Exchange privilege

Generally, you can exchange shares worth $500 or more (no minimum for retirement accounts) into other Dreyfus Funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus Fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Account Statements

Every Dreyfus Fund investor automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

Checkwriting privilege

You may write redemption checks against your account for Class A or Class Z shares in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not postdate your checks or use them to close your account.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus Funds, get price and yield information, and much more, by calling **1-800-554-4611, or, if you own Class Z shares, 1-800-645-6561**. Certain requests require the services of a representative.

NOTES

NOTES

For More Information

Dreyfus AMT-Free Municipal Bond Fund

A series of Dreyfus Municipal Funds, Inc.
SEC file number: 811-6377

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Dreyfus funds generally disclose their complete schedule of portfolio holdings monthly with a 30-day lag at **www.dreyfus.com** under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. Complete holdings as of the end of the calendar quarter are disclosed 15 days after the end of such quarter. Dreyfus money market funds generally disclose their complete schedule of holdings daily. The schedule of holdings for a fund will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the dates of the posted holdings.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone Call 1-800-554-4611, or, if you own Class Z shares, 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail   Send your request to info@dreyfus.com

On the Internet   Certain fund documents can be viewed online or downloaded from:

SEC   http://www.sec.gov

Dreyfus   http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



Dreyfus High Yield Municipal Bond Fund

Ticker symbol: Class A: DHYAX
Class C: DHYCX
Class I: DYBIX
Class Z: DHMBX

PROSPECTUS January 1, 2010



As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.



BNY MELLON
ASSET MANAGEMENT

Dreyfus

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

GOAL AND APPROACH

As its primary goal, the fund seeks high current income exempt from federal income tax. As a secondary goal, the fund may seek capital appreciation to the extent consistent with its primary goal. To pursue these goals, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal income tax.

The fund normally invests at least 50% of its assets in municipal bonds rated BBB/Baa or lower by independent rating agencies or the unrated equivalent as determined by Dreyfus. Municipal bonds rated below investment grade (BB/Ba or lower) are commonly known as "high yield" or "junk" bonds. These bonds typically offer higher yields than investment grade bonds, but involve greater risks, including the possibility of default, and increased market price volatility. The fund may invest up to 10% of its assets in defaulted municipal bonds. The dollar-weighted average maturity of the fund's portfolio is not restricted, but normally exceeds ten years.

The fund may invest up to 50% of its assets in higher quality municipal bonds (those rated AAA/Aaa to A or the unrated equivalent as determined by Dreyfus).

The portfolio managers may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio managers may assess the current interest rate environment and the municipal bond's credit profile and potential volatility in different rate environments. The portfolio managers focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with the portfolio managers' changing view of the current interest rate and market environment. The portfolio managers also may look to select bonds that are most likely to obtain attractive prices when sold.

Although the fund seeks to provide income exempt from federal income tax, the fund may invest without limitation in municipal bonds the income from which is subject to the federal alternative minimum tax. In addition, the fund may invest temporarily in taxable obligations.

The fund may invest in residual interest municipal bonds, known as inverse floaters. Inverse floaters are created by depositing municipal bonds in a trust which divides the income stream of the underlying municipal bond into two parts: a short-term variable rate demand note and a residual interest bond (the inverse floater) which receives interest based on the remaining cash flow of the trust after payment of interest on the note and various trust expenses. Interest on the inverse floater usually moves in the opposite direction as the interest on the variable rate demand note.

The fund also may invest in municipal mortgage-backed securities and collateralized debt obligations (CDOs), which include collateralized bond obligations, collateralized loan obligations and other similarly structured securities. Municipal mortgage-backed securities are special revenue bonds the proceeds of which may be used to provide mortgage loans for single family homes or to finance multifamily housing. CDOs are asset-backed securities. The fund also may invest in securities issued by entities whose underlying assets are municipal bonds.

The fund may, but is not required to, use derivatives, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), as a substitute for investing directly in an underlying asset, to increase returns, to manage credit or interest rate risk, or as part of a hedging strategy. The fund also may enter into swap agreements, such as interest rate swaps and credit default swaps. Swap agreements can be used to

transfer the credit risk of a security without actually transferring ownership of the security or to customize exposure to particular credits. Credit default swap is a derivative instrument whereby the buyer makes fixed, periodic premium payments to the seller in exchange for being made whole on an agreed-upon amount of principal should the specified reference entity (i.e., the issuer of a particular security) experience a "credit event" (e.g., failure to pay interest or principal, bankruptcy or restructuring).

The fund also may purchase or sell securities on a forward commitment (including "TBA" (to be announced)) basis. These transactions involve a commitment by the fund to purchase or sell particular securities with payment and delivery taking place at a future date, and permit the fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates or market conditions.

NVESTMENT RISKS

The fund's principal risks are discussed below. An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. The value of your investment in the fund will fluctuate, sometimes dramatically,which means you could lose money.

- *Municipal bond market risk.* The amount of public information available about municipal bonds is generally less than that for corporate equities or bonds. Special factors, such as legislative changes and local and business developments, may adversely affect the yield and/or value of the fund's investments in municipal bonds. Other factors include the general conditions of the municipal bond market, the size of the particular offering, the maturity of the obligation and the rating of the issue.

- *Interest rate risk.* Prices of bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the fund's share price. The longer the effective maturity and duration of the fund's portfolio, the more the fund's share price is likely to react to interest rates.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a bond, can cause a bond's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.

- *Call risk.* Some bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, the fund might have to reinvest the proceeds in an investment offering a lower yield, and therefore might not benefit from any increase in value as a result of declining interest rates. During periods of market illiquidity or rising interest rates, prices of "callable" issues are subject to increased price fluctuation.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically, even during periods of declining interest rates. The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect the fund's ability to sell such municipal bonds at attractive prices.

- *Market sector risk.* The fund's overall risk level will depend on the market sectors in which the fund is invested and the current interest rate, liquidity and credit quality of such sectors. The fund may significantly overweight or underweight certain industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those industries or sectors.

- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. If any such municipal bond fails to meet these regulatory requirements, the interest received by the fund from its investment in such bonds and distributed to fund shareholders will be taxable.

- *Prepayment and extension risk.* When interest rates fall, the principal on mortgage-backed and certain asset-backed securities may be prepaid. The loss of higher yielding underlying mortgages and the reinvestment of proceeds at lower interest rates can reduce the fund's potential price gain in response to falling interest rates, reduce the fund's yield, or cause the fund's share price to fall. When interest rates rise, the effective duration of the fund's mortgage-related and other asset-backed securities may lengthen due to a drop in prepayments of the underlying mortgages or other assets. This is known as extension risk and would increase the fund's sensitivity to rising interest rates and its potential for price declines.

- *Derivatives risk.* A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and

difficult to value, and there is the risk that changes in the value of a derivative held by the fund will not correlate with the underlying instruments or the fund's other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms. Certain types of derivatives involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risk. Additionally, some derivatives involve economic leverage, which could increase the volatility of these investments as they may fluctuate in value more than the underlying instrument. Certain derivatives may cause taxable income.

- *Leveraging risk.* The use of leverage, such as lending portfolio securities, entering into futures contracts, investing in inverse floaters, and engaging in forward commitment transactions, may cause taxable income and may magnify the fund's gains or losses.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

- *Other potential risks*. The fund may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the fund will receive collateral from the borrower equal to at least 100% of the value of loaned securities. If the borrower of the securities fails financially, there could be delays in recovering the loaned securities or exercising rights to the collateral.

Under adverse market conditions, the fund could invest some or all of its assets in U.S. Treasury securities or money market securities. Although the fund would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the fund may not achieve its investment objectives.

PAST PERFORMANCE

The following bar chart and table provide some indication of the risks of investing in the fund. The bar chart shows changes in the performance of the fund's Class Z shares from year to year. The table compares the average annual total returns of the fund's shares to those of a broad measure of market performance. The fund's past performance (before and after taxes) is no guarantee of future results. All returns assume reinvestment of dividends and distributions. Sales charges, if any, are not reflected in the bar chart, and if those charges were included, returns would have been less than those shown. All of the fund's share classes invest in the same portfolio of securities. Performance of each share class will vary from the performance of the fund's other share classes due to difference in charges and expenses.

After-tax performance is shown only for Class Z shares. After-tax performance of the fund's other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class Z shares



```
              10.91

99  00  01  02  03  04  05  06  07  08
                           -1.87
                                -22.97
```

Best Quarter (Q3, 2006): 4.04%. Worst Quarter (Q4, 2008): -17.47%.

The fund's year-to-date total return as of 9/30/09 for Class Z shares was 30.85%

Average annual total returns (as of 12/31/08)		
Share Class/Inception Date	**1 Year**	**Since inception**
Class Z (9/30/05) returns before taxes	-22.97%	-4.23%
Class Z returns after taxes on distributions	-22.97%	-4.26%
Class Z returns after taxes on distributions and sale of fund shares	-13.00%	-2.61%
Class A (3/15/07) returns before taxes	-26.54%	5.65%*
Class C (3/15/07) returns before taxes	-24.30%	4.66%*
Class I (12/15/08) returns before taxes	-22.96%*	4.23%*
Barclays Capital Municipal Bond Index reflects no deduction for fees, expenses or taxes	-2.47%	1.94%

For the fund's Class A, Class C and Class I shares, periods prior to the inception date of such classes reflect the performance of the fund's Class Z shares adjusted to reflect any applicable sales charge. Such performance figures have not been adjusted, however, to reflect applicable class fees and expenses; if such fees and expenses had been reflected, the performance shown for Class A and Class C shares for such periods may have been lower.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below.

Shareholder fees (fee paid directly from your investment)				
	Class A	**Class C**	**Class I**	**Class Z**
Maximum sales charge imposed on purchases (% of offering price)	4.50	none	none	none
Maximum contingent deferred sales charge (CDSC) (% of lower of purchase or sale price)	none*	1.00	none	none
Maximum redemption fee**	2.00	2.00	2.00	2.00
Annual fund operating expenses (expenses that you pay each year as a % of the value of your investment)				
Management fees	.60	.60	.60	.60
Distribution (12b-1) fees	none	.75	none	.07
Other expenses (including shareholder services fees)***	.42	.45	.57	.18
Total annual fund operating expenses	1.02	1.80	1.17	.85

Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1% if redeemed within one year.
**Charged only when selling shares you have owned for less than 60 days.*
***Other expenses includes interest expense associated with the fund's investment in inverse floaters. Not shown in the table is additional income generated by the investments which was approximately the same as the interest expense.*

EXAMPLE

The Example below is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Class A	**$549**	**$760**	**$988**	**$1,642**
Class C				
with redemption	**$283**	**$566**	**$975**	**$2,116**
without redemption	**$183**	**$566**	**$975**	**$2,116**
Class I	**$119**	**$372**	**$644**	**$1,420**
Class Z	**$87**	**$271**	**$471**	**$1,049**

MANAGEMENT

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $313 billion in 194 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.60% of the fund's average daily net assets. A discussion regarding the basis for the board's approving the fund's management fee is available in the fund's semi-annual report for the six months ended February 28, 2009. Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team. BNY Mellon has more than $22.1 trillion in assets under custody and administration and $966 billion in assets under management, and it services more than $11.9 trillion in outstanding debt. Additional information is available at www.bnymellon.com.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

The fund's primary portfolio manager is James Welch, a position he has held since the fund's inception. Michael Faloon also serves as an additional portfolio manager, a position he has held since April 2009. Mr. Welch manages a number of national and state-specific municipal bond funds managed by Dreyfus, where he has been employed since 2001. Mr. Welch is a portfolio manager for Standish Asset Management Company LLC ("Standish"), an affiliate of Dreyfus, where he has been employed since April 2009. Mr. Faloon is a portfolio manager for municipal bond funds and is responsible for quantitative research at Standish, where he has been employed since 1999. Mr. Faloon has also been employed by Dreyfus since April 2009.

The fund's Statement of Additional Information (SAI) provides additional portfolio manager information, including compensation, other accounts managed and ownership of fund shares.

MBSC Securities Corporation (MBSC), a wholly owned subsidiary of Dreyfus, serves as distributor of the fund and for the other funds in the Dreyfus Family of Funds. The fund pays MBSC a Rule 12b-1 distribution fee for financing the sale and distribution of the fund's Class C shares and reimburses MBSC up to 0.25% for distributing Class Z shares, servicing Class Z shareholder accounts, and advertising and marketing with respect to Class Z shares. The fund also pays MBSC a shareholder services fee of 0.25% (which may be used to pay third parties) for the provision of shareholder services to Class A and C shares. Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of funds in the Dreyfus Family of Funds or provide other services. Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees or other expenses that may be paid by a fund to those intermediaries. Because those payments are not made by fund shareholders or the fund, the fund's total expense ratio will not be affected by any such payments. These payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or MBSC's own resources to intermediaries for inclusion of a fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or MBSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorships; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

The fund, Dreyfus and MBSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. Each code of ethics restricts the personal securities transactions of employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the respective codes is to ensure that personal trading by employees does not disadvantage any fund managed by Dreyfus or its affiliates.

FINANCIAL HIGHLIGHTS

These financial highlights describe the performance of the fund's Class A, C, I, and Z shares for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

	Year Ended August 31,			
Class A Shares	2009	2008	2007	a
Per Share Data ($):				
Net asset value, beginning of period	12.05	12.90	13.63	
Investment Operations:				
Investment income--net[b]	.65	.66	.28	
Net realized and unrealized gain (loss) on investments	(1.41)	(.86)	(.72)	
Total from Investment Operations	(.76)	(.20)	(.44)	
Distributions:				
Dividends from investment income--net	(.65)	(.65)	(.29)	
Net asset value, end of period	10.64	12.05	12.90	
Total Return (%)[c]	(5.80)	(1.67)	1.57	d
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	1.02	1.02	1.27	e
Ratio of net expenses to average net assets[f]	1.02	1.02	1.27	e
Ratio of interest and expense related to floating				
rate notes issued to average net assets	.00 g	.05	.23	e
Ratio of net investment income to average net assets	6.40	5.28	4.51	e
Portfolio Turnover Rate	28.94	76.05	55.80	
Net Assets, end of period ($ x 1,000)	58,931	59,169	27,948	

a   *From March 15, 2007 (commencement of initial offering) to August 31, 2007.*

b   *Based on average shares outstanding at each month end.*

c   *Exclusive of sales charge.*

d   *Not annualized.*

e   *Annualized.*

f   *Expense waivers and/or reimbursements amounted to less than .01%.*

g   *Amount represents less than .01%.*

| | Year Ended August 31, | | |
Class C Shares	2009	2008	2007 [a]
Per Share Data ($):			
Net asset value, beginning of period	12.06	12.91	13.63
Investment Operations:			
Investment income--net[b]	.57	.57	.23
Net realized and unrealized gain (loss) on investments	(1.41)	(.87)	(.71)
Total from Investment Operations	(.84)	(.30)	(.48)
Distributions:			
Dividends from investment income--net	(.56)	(.55)	(.24)
Net asset value, end of period	10.66	12.06	12.91
Total Return (%)[c]	(6.45)	(2.43)	1.27 [d]
Ratios/Supplemental Data (%):			
Ratio of total expenses to average net assets	1.80	1.80	1.99 [e]
Ratio of net expenses to average net assets[f]	1.80	1.80	1.99 [e]
Ratio of interest and expense related to floating			
rate notes issued to average net assets	.00 [g]	.05	.23 [e]
Ratio of net investment income to average net assets	5.63	4.53	3.69 [e]
Portfolio Turnover Rate	28.94	76.05	55.80
Net Assets, end of period ($ x 1,000)	29,579	30,730	9,397

a *From March 15, 2007 (commencement of initial offering) to August 31, 2007.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized.*

f *Expense waivers and/or reimbursements amounted to less than .01%.*

g *Amount represents less than .01%.*

	Year Ended August 31, 2009 [a]
Class I Shares	
Per Share Data ($):	
Net asset value, beginning of period	9.15
Investment Operations:	
Investment income--net[b]	.49
Net realized and unrealized gain (loss) on investments	1.46
Total from Investment Operations	1.95
Distributions:	
Dividends from investment income--net	(.47)
Net asset value, end of period	10.63
Total Return (%)	21.80 [c]
Ratios/Supplemental Data (%):	
Ratio of total expenses to average net assets	1.17 [d]
Ratio of net expenses to average net assets	.75 [d]
Ratio of interest and expense related to floating	
rate notes issued to average net assets	-
Ratio of net investment income to average net assets	6.69 [d]
Portfolio Turnover Rate	28.94
Net Assets, end of period ($ x 1,000)	21

a   From December 15, 2008 (commencement of initial offering) to August 31, 2009.

b   Based on average shares outstanding at each month end.

c   Not annualized.

d   Annualized.

| | Year Ended August 31, | | | |
Class Z Shares	2009	2008	2007 [a]	2006 [b]
Per Share Data ($):				
Net asset value, beginning of period	12.05	12.91	13.34	12.50
Investment Operations:				
Investment income--net[c]	.67	.67	.63	.57
Net realized and unrealized gain (loss) on investments	(1.41)	(.87)	(.39)	.82
Total from Investment Operations	(.74)	(.20)	.24	1.39
Distributions:				
Dividends from investment income--net	(.66)	(.66)	(.63)	(.55)
Dividends from net realized gain on investments	-	-	(.04)	-
Total Distributions	(.66)	(.66)	(.67)	(.55)
Net asset value, end of period	10.65	12.05	12.91	13.34
Total Return (%)	(5.64)	(1.59)	1.65	11.35 [d]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets	.85	.97	1.24	1.24 [e]
Ratio of net expenses to average net assets	.84	.97 [f]	1.24 [f]	1.18 [e]
Ratio of interest and expense related to floating				
rate notes issued to average net assets	.00 [g]	.05	.23	.07 [e]
Ratio of net investment income to average net assets	6.59	5.32	4.62	4.68 [e]
Portfolio Turnover Rate	28.94	76.05	55.80	74.52
Net Assets, end of period ($ x 1,000)	122,871	152,058	126,390	80,330

[a] The fund commenced offering three classes of shares on March 15, 2007. The existing shares were redesignated Class Z and the fund began offering Class A and Class C shares on that date.

[b] From September 30, 2005 (commencement of operations) to August 31, 2006.

[c] Based on average shares outstanding at each month end.

[d] Not annualized.

[e] Annualized.

[f] Expense waivers and/or reimbursements amounted to less than .01%.

[g] Amount represents less than .01%.

Your Investment

Choosing a share class

The fund is designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees that are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

This prospectus offers Class A, C, I, and Z shares of the fund.

Class Z shares generally are offered only to shareholders of the fund who have continuously held fund shares since the date the shares were classified as Z shares.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions in connection with the sale of fund shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends. Because the Rule 12b-1 fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

The different classes of fund shares represent investments in the same portfolio of securities, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

A complete description of these classes follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	Class C	Class I	Class Z*
Initial sales charge	up to 4.50%	none	none	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	none	up to 0.25%
Ongoing shareholder services fee	0.25%	0.25%	none	none
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	none	none
Conversion feature	no	no	no	no
Recommended purchase maximum	none	$1 million	none	none

Class Z shares generally are not available for new accounts.

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or net asset value (NAV), plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an upfront sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge; and

- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class I or Class Z shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to less than $100,000	4.00%	4.20%
$100,000 to less than $250,000	3.00%	3.10%
$250,000 to less than $500,000	2.50%	2.60%
$500,000 to less than $1,000,000	2.00%	2.00%
$1 million or more*	none	none

* No sales charge applies on investments of $1 million or more, but a CDSC of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase.(except shares bought through dividend reinvestment).

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of certain Dreyfus Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Funds that are subject to a sales charge. For example, if you have $1 million invested in shares of certain other Dreyfus Funds that are subject to a sales charge, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.

- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Funds, in any class of shares that is subject to a sales charge, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates

- board members of Dreyfus and board members of the Dreyfus Family of Funds

- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor

- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards

- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts

- qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Dreyfus Fund since on or before February 28, 2006

- investors with cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse or minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options

- members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class C shares

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A shares. However, Class C shares are subject to an annual Rule 12b-1 fee. Over time, the Rule 12b-1 fees may cost you more than paying an initial sales charge on Class A shares. Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class B shares

Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other Dreyfus Funds or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Class B shares are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased. Class B shares sold within six years of purchase are subject to the following CDSCs:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00

Class I share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class I shares buys more shares than the same investment would in a class that charges an initial sales charge. There is also no CDSC imposed on redemptions of Class I shares, and you do not pay any ongoing service or distribution fees.

Class I shares may be purchased by:

- bank trust departments, trust companies and insurance companies that have entered into agreements with the fund's distributor to offer Class I shares to their clients

- law firms or attorneys acting as trustees or executors/administrators

- foundations and endowments that make an initial investment in the fund of at least $1 million

- advisory fee-based accounts offered through financial intermediaries who, depending on the structure of the selected advisory platform, make Class I shares available

Class Z shares generally are not available for new accounts

Class Z shares generally are offered only to shareholders of the fund who have continuously held fund shares since the date the fund's shares were classified as Class Z shares.

CDSC waivers

The fund's CDSC may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased

- redemptions made within one year of death or disability of the shareholder

- redemptions due to receiving required minimum distributions from retirement accounts upon reaching age 70½

- redemptions made through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually.

Valuing Shares

Dreyfus generally calculates fund NAVs as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the NYSE is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. When calculating NAVs, Dreyfus values equity investments on the basis of market quotations or official closing prices. Dreyfus generally values fixed income investments based on values supplied by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board. If market quotations or prices from a pricing service are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be determined by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Under certain circumstances, the fair value of foreign equity securities will be provided by an independent pricing service. Using fair value to price investments may result in a value that is different from a security's most recent closing price and from the prices used by other mutual funds to calculate their net asset values. Funds that seek tax-exempt income are not recommended for purchase in IRAs or other qualified retirement plans. Foreign securities held by a fund may trade on days when the fund does not calculate its NAV and thus may affect the fund's NAV on days when investors have no access to the fund.

Investments in certain types of thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities, they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

How to Buy Shares

By Mail. To open a regular account, complete an application and mail, together with a check payable to The Dreyfus Family of Funds, to:


The Dreyfus Family of Funds
P.O. Box 55268
Boston, MA 02205-8502
Attn: Institutional Processing


To purchase additional shares in a regular account, mail a check payable to The Dreyfus Family of Funds (with your account number on your check), together with an investment slip, to the above address.

Electronic Check or Wire. To purchase shares in a regular account by wire or electronic check, please call 1-800-554-4611 (inside the U.S. only) for more information.

Dreyfus TeleTransfer. To purchase additional shares in a regular account by Dreyfus TeleTransfer, which will transfer money from a pre-designated bank account, request the account service on your application. Call 1-800-554-4611 (inside the U.S. only) or visit **www.dreyfus.com** to request your transaction.

Automatically. You may purchase additional shares in a regular account by selecting one of Dreyfus' automatic investment services made available to the fund on your account application or service application. See "Services for Fund Investors."

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

The minimum initial and subsequent investment for regular accounts is $1,000 and $100, respectively. Investments made through Dreyfus TeleTransfer are subject to a $100 minimum and a $150,000 maximum. All investments must be in U.S. dollars. Third-party checks, cash, travelers' checks or money orders will not be accepted. You may be charged a fee for any check that does not clear.

How to Sell Shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request.Your order will be processed promptly and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on fund shares you acquired by reinvesting your fund dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or refer to the SAI for additional details.

Before selling shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares

- the fund will not process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

By Mail. To redeem shares of a regular account by mail, send a letter of instruction that includes your name, your account number, the name of the fund, the share class, the dollar amount to be redeemed and how and where to send the proceeds. Mail your request to:


The Dreyfus Family of Funds
P.O. Box 55268
Boston, MA 02205-8502


A signature guarantee is required for some written sell orders. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- amounts of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

Telephone or Online. To sell shares in a regular account, call Dreyfus at 1-800-554-4611 (inside the U.S. only) or visit **www.dreyfus.com** to request your transaction.

A check will be mailed to your address of record or you may request a wire or electronic check (Dreyfus TeleTransfer). For wires or Dreyfus TeleTransfer, be sure that the fund has your bank account information on file. Proceeds will be wired or sent by electronic check to your bank account.

You may request that redemption proceeds be paid by check and mailed to your address of record (maximum $250,000 per day). You may request that redemption proceeds be sent to your bank by wire (minimum $1,000/maximum $20,000 per day) or by Dreyfus TeleTransfer (minimum $500/maximum $20,000 per day). Holders of joint accounts may redeem by wire or through Dreyfus TeleTransfer for up to $500,000 within any 30-day period.

Automatically. You may sell shares in a regular account by calling 1-800-554-4611 (inside the U.S. only) for instructions on how to establish the Dreyfus Automatic Withdrawal Plan.

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

Redemption Fee

Frequent trading can disrupt the fund's investment program and create additional costs for long term shareholders. For these reasons, a 2% fee will be assessed on redemptions (including exchanges) of fund shares held for less than 60 days. The redemption fee is paid directly to the fund and is designed to offset brokerage commissions, market impact, and other costs associated with frequent trading.

Subject to the exceptions described below, you will be subject to the fee, whether you are holding shares directly in your name or indirectly through an intermediary, such as a broker, bank, investment adviser, record keeper for retirement plan participants, or any other third party. If you hold your shares through an intermediary's omnibus account, the intermediary is responsible for imposing the fee and remitting the fee to the fund.

Dreyfus will use the "first-in, first-out" method to determine the holding period for the shares sold. Under this method, shares held the longest will be redeemed or exchanged first. The holding period commences on the day after your purchase order is effective.

The fund will not assess a redemption fee on fund shares (1) redeemed through automatic withdrawal plans or automatic exchange plans; (2) redeemed through certain comprehensive fee programs, such as wrap fee accounts and automated rebalancing or asset allocation programs offered by financial intermediaries (including those sponsored by Dreyfus or its affiliates); (3) acquired by the reinvestment of fund dividends or capital gain distributions; (4) redeemed by the fund (e.g., for failure to meet account minimums or to cover various fees); (5) purchased or redeemed by rollover, transfers and changes of account registration, provided that the investment remains in the fund; (6) purchased by other mutual funds, if approved by Dreyfus; (7) held in accounts in which there are legal or contractual restrictions on the imposition of a redemption fee as determined by the fund in its sole discretion; (8) redeemed as a result of death, disability or a Qualified Domestic Relations Order; (9) redeemed from Coverdell Education Savings Accounts to pay qualified education expenses; (10) redeemed from 529 Plans; and (11) converted from one share class to another in the fund.

In addition, the fund will not impose redemption fees on certain types of retirement plan transactions processed through a participant recordkeeping system supported by Dreyfus or through third party record keepers. These transactions include: (1) redemptions of shares purchased with new contributions to the plan, such as payroll contributions, excess contributions, and loan repayments; (2) shares redeemed for withdrawals and distributions, such as minimum required distributions, systematic withdrawal programs, and lump sum distributions; (3) redemptions by plan participants of investments made on their behalf into Qualified Default Investment Alternatives ("QDIAs"); (4) shares redeemed by participation in automated account rebalancing programs or other systematic participant investment advice programs approved by the plan sponsor; (5) shares purchased or redeemed as a result of plan sponsor decisions, such as changes in investment options and plan termination or merger; (6) shares redeemed for loans, or following a hardship specified in the retirement plan documents; and (7) forfeitures or redemptions in connection with a participant's termination of employment.

The fund may waive redemption fees for certain retirement plans that have implemented automated processes or other procedures to prevent frequent trading. Such waivers require the written approval of the fund.

The fund reserves the right to withdraw waivers in its sole discretion without notice if the fund determines that an account is engaging in frequent trading or other activities detrimental to the fund.

If you hold your shares through a financial intermediary that does not process your share transactions in an omnibus account, the intermediary is responsible for providing Dreyfus with the information necessary to enable you to receive any redemption fee waivers to which you may be entitled.

While the fund seeks to apply its redemption fee policy to all accounts, the fund cannot assure that all intermediaries will properly assess the fees in omnibus accounts. In addition, due to operational limitations or restrictions, retirement plans and intermediaries that maintain omnibus accounts with the fund may calculate redemption fees differently than the fund. If you are investing in fund shares through an intermediary (or in the case of a retirement plan, your plan sponsor), please contact the intermediary for more information on any differences in how the redemption fee may be applied to your investment in the fund.

 Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund also reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges, automatic non-discretionary rebalancing programs, and minimum required retirement distributions generally are not considered to be frequent trading. For employer-sponsored benefit plans, generally only participant-initiated exchange transactions are subject to the roundtrip limit.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus Funds and BNY Mellon Funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited. However, the agreements between the distributor and financial intermediaries

include obligations to comply with the terms of this prospectus and to provide Dreyfus, upon request, with information concerning the trading activity of investors whose shares are held in omnibus accounts. If Dreyfus determines that any such investor has engaged in frequent trading of fund shares, Dreyfus may require the intermediary to restrict or prohibit future purchases or exchanges of fund shares by that investor.

Certain retirement plans and intermediaries that maintain omnibus accounts with the fund may have developed policies designed to control frequent trading that may differ from the fund's policy. At its sole discretion, the fund may permit such intermediaries to apply their own frequent trading policy. If you are investing in fund shares through an intermediary (or in the case of a retirement plan, your plan sponsor), please contact the intermediary for information on the frequent trading policies applicable to your account.

To the extent that the fund significantly invests in foreign securities traded on markets that close before the fund calculates its NAV, events that influence the value of these foreign securities may occur after the close of these foreign markets and before the fund calculates its NAV. As a result, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these foreign securities at the time the fund calculates its NAV (referred to as price arbitrage). This type of frequent trading may dilute the value of fund shares held by other shareholders. Dreyfus has adopted procedures designed to adjust closing market prices of foreign equity securities under certain circumstances to reflect what it believes to be their fair value.

To the extent that the fund significantly invests in thinly traded securities, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Small account policy

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 45 days, the fund may close your account and send you the proceeds.

DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

The fund anticipates that virtually all dividends paid to you will be exempt from federal income tax. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

SERVICES FOR FUND INVESTORS

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. If you purchase shares through a third party, the third party may impose different restrictions on these services and privileges, or may not make them available at all. For information, call your financial representative or 1-800-554-4611, or, if you own Class Z shares, 1-800-645-6561.

Dreyfus Automatic Asset Builder® permits you to purchase fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Payroll Savings Plan permits you to purchase fund shares (minimum of $100 per transaction) automatically through a payroll deduction.

Dreyfus Government Direct Deposit permits you to purchase fund shares (minimum of $100 and maximum of $50,000 per transaction) automatically from your federal employment, Social Security or other regular federal government check.

Dreyfus Dividend Sweep permits you to automatically reinvest dividends and distributions from the fund into another Dreyfus Fund (not available for IRAs).

Dreyfus Auto-Exchange Privilege permits you to exchange at regular intervals your fund shares for shares of other Dreyfus Funds.

Dreyfus Automatic Withdrawal Plan permits you to make withdrawals (minimum of $50) on a monthly or quarterly basis, provided your account balance is at least $5,000.

Exchange privilege

Generally, you can exchange shares worth $500 or more (no minimum for retirement accounts) into other Dreyfus Funds. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange generally will have the same privileges as your original account (as long as they are available). There is currently no fee for exchanges, although you may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus Fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Account Statements

Every Dreyfus Fund investor automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

Checkwriting privilege

You may write redemption checks against your account for Class Z shares in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not postdate your checks or use them to close your account.

Reinvestment privilege

Upon written request, you can reinvest up to the number of Class A shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus Funds, get price and yield information, and much more, by calling **1-800-554-4611, or, if you own Class Z shares, 1-800-645-6561**. Certain requests require the services of a representative.

For More Information

Dreyfus High Yield Municipal Bond

A series of Dreyfus Municipal Funds, Inc.
SEC file number: 811-6377

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Dreyfus funds generally disclose their complete schedule of portfolio holdings monthly with a 30-day lag at **www.dreyfus.com** under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. Complete holdings as of the end of the calendar quarter are disclosed 15 days after the end of such quarter. Dreyfus money market funds generally disclose their complete schedule of holdings daily. The schedule of holdings for a fund will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the dates of the posted holdings.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone Call 1-800-554-4611, or, if you own Class Z shares, 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Certain fund documents can be viewed online or downloaded from:

SEC http://www.sec.gov

Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



© 2010 MBSC Securities Corporation

Dreyfus BASIC Municipal Money Market Fund

Ticker Symbol: DBMXX

PROSPECTUS January 1, 2010



As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.



BNY MELLON
ASSET MANAGEMENT

Dreyfus

Contents

The Fund

Your Investment

For More Information

See back cover.

The Fund

GOAL AND APPROACH

The fund seeks as high level a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.   As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price of $1.00.

To pursue its goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal personal income taxes.

The fund also may invest in high quality short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

Generally, the fund is required to invest its assets in the securities of issuers with the highest or second-highest credit rating or the unrated equivalent as determined by Dreyfus. Additionally, the fund is required to maintain an average dollar weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

Although the fund seeks to provide income exempt from federal income tax, interest from some of the fund's holdings may be subject to the federal alternative minimum tax. In addition, the fund temporarily may invest in high quality, taxable money market instruments, including when the portfolio manager believes acceptable municipal obligations are not available for investment.

INVESTMENT RISKS

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates. Additionally, while the fund has maintained a constant share price since inception, and will continue to try to do so, neither Dreyfus nor its affiliates are required to make a capital infusion, enter into a capital support agreement or take other actions to prevent the fund's share price from falling below $1.00. The following are the principal risks that could reduce the fund's income level and/or share price:

- *Interest rate risk.* This risk refers to the decline in the prices of fixed-income securities that may accompany a rise in the overall level of interest rates. The fund's yield will vary; it is not fixed for a specific period like the yield on a bank certificate of deposit. A sharp and unexpected rise in interest rates could cause a money market fund's share price to drop below a dollar. However, the extremely short maturities of the securities held in money market portfolios - a means of achieving an overall fund objective of principal safety - reduces their potential for price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a municipal obligation, can cause the obligation's price to fall, potentially lowering the fund's share price. Although the fund invests only in high quality debt securities, any of the fund's holdings could have its credit rating downgraded or could default. The credit quality of the securities held by the fund can change rapidly in certain market environments, and the default of a single holding could have the potential to cause significant deterioration of the fund's net asset value.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities may fall dramatically, potentially lowering the fund's share price, even during periods of declining interest rates. Also, during such periods, redemptions by a few large investors in the fund may have a significant adverse effect on the fund's net asset value and remaining fund shareholders.

- *Tax risk.* To be tax-exempt, municipal obligations generally must meet certain regulatory requirements. Although the fund will normally invest all or a substantial portion of its assets in municipal obligations that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the adviser to be reliable), from federal personal income taxes, if any such municipal obligations fails to meet these regulatory requirements, the interest received by the fund from its investment in such obligations and distributed to fund shareholders will be taxable.

- *Derivatives risk.* Derivative securities, such as structured notes, can be volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter (Q3, 2000): 0.98%. Worst Quarter (Q3, 2003): 0.14%.

The fund's year-to-date total return as of 9/30/09 was 0.41%.

Average annual total returns as of 12/31/08		
1 Year	5 Years	10 Years
2.14%	2.29%	2.24%

For the fund's current 7-day yield, please call toll-free: **1-800-645-6561**

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is reflected in the amount of income available for distribution to shareholders. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Shareholder fees **(Charged if your account balance is less than $50,000)**	
Exchange fee	$5.00
Account closeout fee*	$5.00
Wire and Dreyfus TeleTransfer redemption fee	$5.00
Checkwriting charge	$2.00
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management fees	0.50%
Other expenses (including shareholder services fee)	0.15%
Total annual fund operating expenses	0.65%
Fee waiver and/or expense reimbursement**	(0.20%)
Net operating expenses	**0.45%**

*Unless by exchange or wire for which a charge applies

**The Dreyfus Corporation has agreed contractually to waive receipt of its fees and/or assume the expenses of the fund so that total annual fund operating expenses do not exceed 0.45%. Dreyfus may terminate this agreement upon at lest 90 days prior notice to investors, but has committed not to do so until at least January 1, 2011.

EXAMPLE

The Example below is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$46	$188	$342	$791

MANAGEMENT

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $313 billion in 194 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.30% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's management agreement with Dreyfus is available in the fund's shareholder report for the period ended February 28, 2009. Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team. BNY Mellon has more than $22.1 trillion in assets under custody and administration and $966 billion in assets under management, and it services more than $11.9 trillion in outstanding debt. Additional information is available at www.bnymellon.com.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

MBSC Securities Corporation (MBSC), a wholly owned subsidiary of Dreyfus, serves as distributor of the fund and for the other funds in the Dreyfus Family of Funds.   Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of funds in the Dreyfus Family of Funds or provide other services. Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees or other expenses that may be paid by a fund to those intermediaries. Because those payments are not made by fund shareholders or the fund, the fund's total expense ratio will not be affected by any such payments. These payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or MBSC's own resources to intermediaries for inclusion of a fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or MBSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorships; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

The fund, Dreyfus and MBSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. Each code of ethics restricts the personal securities transactions of employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the respective codes is to ensure that personal trading by employees does not disadvantage any fund managed by Dreyfus or its affiliates.

FINANCIAL HIGHLIGHTS

These financial highlights describe the performance of the fund's shares for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

	Year Ended August 31,				
	2009	2008	2007	2006	2005
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income--net	.011	.025	.033	.028	.016
Distributions:					
Dividends from investment income--net	(.011)	(.025)	(.033)	(.028)	(.016)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.12	2.50	3.32	2.82	1.64
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.65	.60	.60	.61	.60
Ratio of net expenses to average net assets	.44	.43	.45	.44	.44
Ratio of net investment income to average net assets	1.15	2.46	3.27	2.76	1.63
Net Assets, end of period ($ x 1,000)	298,064	360,651	339,372	363,231	420,987

Your Investment

Valuing Shares

You pay no sales charges to invest in this fund. Your price for shares is the net asset value per share (NAV), which is generally calculated as of 12:00 noon. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity.

The fund's portfolio securities are valued at amortized cost, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. The fund uses the amortized cost method of valuation pursuant to Rule 2a-7 under the Investment Company Act of 1940 in order to be able to price its shares at $1.00 per share. In accordance with Rule 2a-7, the fund is subject to certain maturity, quality and diversification requirements to help it maintain the $1.00 per share price. Because the fund seeks tax exempt income, it is not recommended for purchase in IRAs or other qualified retirement plans.

When calculating its NAV, the fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents, which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

How to Buy Shares

By Mail – Regular Accounts. To open a regular account, complete an application and mail, together with a check payable to The Dreyfus Family of Funds, to:


The Dreyfus Family of Funds
P.O. Box 55299
Boston, MA 02205-8502


To purchase additional shares in a regular account, mail a check payable to The Dreyfus Family of Funds (with your account number on your check), together with an investment slip, to:


The Dreyfus Family of Funds
P.O. Box 105
Newark, NJ 07101-0105


Electronic Check or Wire. To purchase shares in a regular account by wire or electronic check, please call 1-800-645-6561 (outside the U.S. 516-794-5452) for more information.

Dreyfus TeleTransfer. To purchase additional shares in a regular account by Dreyfus TeleTransfer, which will transfer money from a pre-designated bank account, request the account service on your application. Call us at 1-800-645-6561 (outside the U.S. 516-794-5452) or visit www.dreyfus.com to request your transaction.

Automatically. You may purchase additional shares in a regular account by selecting one of Dreyfus' automatic investment services made available to the fund on your account application or service application. See "Services for Fund Investors."

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

The minimum initial and subsequent investment for regular accounts is $25,000 and $1,000, respectively. Investments made through Dreyfus TeleTransfer are subject to a $100 minimum and a $150,000 maximum. All investments must be in U.S. dollars. Third-party checks, cash, travelers' checks or money orders will not be accepted.

You may be charged a fee for any check that does not clear.

How to Sell Shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling or writing a check against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- If you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares

- The fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares.

By Mail — Regular Account. To redeem shares of a regular account by mail, send a letter of instruction that includes your name, your account number, the name of the fund, the dollar amount to be redeemed and how and where to send the proceeds. Mail your request to:

The Dreyfus Family of Funds
P.O. Box 55263
Boston, MA 02205-8501

A signature guarantee is required for some written sell orders. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- amounts of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

Telephone or Online. To sell shares in a regular account, call Dreyfus at 1-800-645-6561 (outside the U.S. 516-794-5452) or visit www.dreyfus.com to request your transaction.

A check will be mailed to your address of record or you may request a wire or electronic check (Dreyfus TeleTransfer). For wires or Dreyfus TeleTransfer, be sure that the fund has your bank account information on file. Proceeds will be wired or sent by electronic check to your bank account.

You may request that redemption proceeds be paid by check and mailed to your address of record (maximum $250,000 per day). You may request that redemption proceeds be sent to your bank by wire (minimum $5,000/maximum $20,000 per day) or by Dreyfus TeleTransfer (minimum $1,000/maximum $20,000 per day). Holders of joint accounts may redeem by wire or through Dreyfus TeleTransfer up to $500,000 within any 30-day period.

Automatically. You may sell shares in a regular account by calling 1-800-645-6561 (outside the U.S. 516-794-5452) for instructions to establish the Dreyfus Automatic Withdrawal Plan.

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

General Policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

If you invest through a financial intermediary (rather than directly with the distributor), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Please consult your financial representative or the Statement of Additional Information.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. The fund is designed to benefit investors who do not engage in frequent redemptions or exchanges of fund shares. Because charges may apply to redemptions and exchanges of fund shares, and because the number of exchanges permitted is limited, the fund may not be an appropriate investment for an investor who intends to engage frequently in such transactions. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved polices and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds, which may apply to exchanges from or into a fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

The fund also reserves the right to:

- refuse any purchase or exchange request

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

The fund also may process purchase and sale orders and calculate its NAV on days the fund's primary trading markets are open and the fund's management determines to do so.

Small Account Policy

If your account falls below $10,000, the fund may ask you to increase your balance. If it is still below $10,000 after 45 days, the fund may close your account and send you the proceeds.

DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and capital gain distributions will be reinvested in the fund unless you instruct the fund otherwise.There are no fees or sales charges on reinvestments.

The fund anticipates that virtually all dividends paid to you will be exempt from federal income tax. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax adviser before investing.

Dreyfus Dividend Sweep

For automatically reinvesting the dividends and distributions from one Dreyfus fund into another, use Dreyfus Dividend Sweep (not available for IRAs). You can set up this service with your application or by calling **1-800-645-6561.**

Checkwriting privilege

You may write redemption checks against your account in amounts of $1,000 or more. There is a $2.00 charge for each check written, unless you meet the $50,000 minimum balance requirement at the time of the transaction. The charge is retained by the fund. An additional fee will be charged by the transfer agent if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not postdate your checks or use them to close your account.

Exchange privilege

You can exchange shares worth $1,000 or more from one Dreyfus fund into another. You are allowed only four exchanges out of the fund in a calendar year. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is a $5.00 exchange fee, unless you meet the $50,000 minimum balance requirement at the time of the transaction. The charge is retained by the fund. You may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application. For accounts with a balance below $50,000, there is a $5.00 fee for Dreyfus TeleTransfer redemptions. The charge is retained by the fund.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1-800-645-6561.** Certain requests may require the services of a representative.

Account Statements

Every Dreyfus fund investor automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

Dreyfus Financial Centers

Dreyfus offers a full array of investment services and products through Dreyfus Financial Centers. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find out whether a Dreyfus Financial Center is near you, call **1-800-645-6561**.

NOTES

For More Information

Dreyfus BASIC Municipal Money Market Fund

a series of Dreyfus Municipal Funds, Inc.
SEC file number: 811-6377

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year. The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Dreyfus funds generally disclose their complete schedule of portfolio holdings monthly with a 30-day lag at **www.dreyfus.com** under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. Complete holdings as of the end of the calendar quarter are disclosed 15 days after the end of such quarter. Dreyfus money market funds generally disclose their complete schedule of holdings daily. The schedule of holdings for a fund will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the dates of the posted holdings.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone Call 1-800-645-6161

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request to info@dreyfus.com

On the Internet Certain fund documents can be viewed online or downloaded from:

SEC http://www.sec.gov

Dreyfus http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



© 2010 MBSC Securities Corporation   0122P0110

Dreyfus BASIC New Jersey Municipal Money Market Fund

Ticker Symbol: DBJXX

PROSPECTUS January 1, 2010



As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.



BNY MELLON
ASSET MANAGEMENT

Dreyfus

Contents

For More Information

See back cover.

The Fund

GOAL AND APPROACH

The fund seeks as high level a level of current income exempt from federal and New Jersey income taxes as is consistent with the preservation of capital and the maintenance of liquidity. As a money market fund, the fund is subject to maturity, quality and diversification requirements designed to help it maintain a stable share price of $1.00.

To pursue its goal, the fund normally invests substantially all of its assets in short-term, high quality municipal obligations that provide income exempt from federal and New Jersey personal income taxes.

The fund also may invest in high quality short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

Generally, the fund is required to invest its assets in the securities of issuers with the highest or second-highest credit rating or the unrated equivalent as determined by Dreyfus. Additionally, the fund is required to maintain an average dollar weighted portfolio maturity of 90 days or less and buy individual securities that have remaining maturities of 13 months or less.

Although the fund seeks to provide income exempt from federal and New Jersey income taxes, interest from some of the fund's holdings may be subject to the federal alternative minimum tax. In addition, the fund temporarily may invest in high quality, taxable money market instruments and/or municipal obligations that may pay income exempt from only federal income tax, including when the portfolio manager believes acceptable New Jersey municipal obligations are not available for investment.

An investment in the fund is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates. Additionally, while the fund has maintained a constant share price since inception, and will continue to try to do so, neither Dreyfus nor its affiliates are required to make a capital infusion, enter into a capital support agreement or take other actions to prevent the fund's share price from falling below $1.00. The following are the principal risks that could reduce the fund's income level and/or share price:

- *Interest rate risk.* This risk refers to the decline in the prices of fixed-income securities that may accompany a rise in the overall level of interest rates. The fund's yield will vary; it is not fixed for a specific period like the yield on a bank certificate of deposit. A sharp and unexpected rise in interest rates could cause a money market fund's share price to drop below a dollar. However, the extremely short maturities of the securities held in money market portfolios - a means of achieving an overall fund objective of principal safety - reduces their potential for price fluctuation.

- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a municipal obligation, can cause the obligation's price to fall, potentially lowering the fund's share price. Although the fund invests only in high quality debt securities, any of the fund's holdings could have its credit rating downgraded or could default. The credit quality of the securities held by the fund can change rapidly in certain market environments, and the default of a single holding could have the potential to cause significant deterioration of the fund's net asset value.

- *Liquidity risk.* When there is little or no active trading market for specific types of securities it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities may fall dramatically, potentially lowering the fund's share price, even during periods of declining interest rates. Also, during such periods, redemptions by a few large investors in the fund may have a significant adverse effect on the fund's net asset value and remaining fund shareholders.

- *Tax risk.* To be tax-exempt, municipal obligations generally must meet certain regulatory requirements. Although the fund will normally invest all or a substantial portion of its assets in municipal obligations that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by the adviser to be reliable), from federal and New Jersey state personal income taxes, if any such municipal obligations fails to meet these regulatory requirements, the interest received by the fund from its investment in such obligations and distributed to fund shareholders will be taxable.

- *Derivatives risk.* Derivative securities, such as structured notes, can be volatile, and the possibility of default by the financial institution or counterparty may be greater for these securities than for other types of money market instruments. Structured notes typically are purchased in privately negotiated transactions from financial institutions and, thus, an active trading market for such instruments may not exist.

- *State-specific risk.* The fund is subject to the risk that New Jersey's economy, and the revenues underlying its municipal bonds, may decline. Investing primarily in a single state makes the fund more sensitive to risks specific to the state and may magnify other risks.

- *Non-diversification risk.* The fund is non-diversified, which means that a relatively high percentage of the fund's assets may be invested in a limited number of issuers. Therefore, the fund's performance may be more vulnerable to changes in the market value of a single issuer or group of issuers and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in the fund. The bar chart shows the changes in the performance of the fund from year to year. The table shows the fund's average annual total returns over time. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results.

Year-by-year total returns *as of 12/31 each year (%)*



Best Quarter (Q4, 2000): 0.94%. Worst Quarter (Q3, 2003): 0.15%.

The fund's year-to-date total return as of 9/30/09 was 0.58%.

Average annual total returns as of 12/31/08		
1 Year	**5 Years**	**10 Years**
2.35%	**2.33%**	**2.25%**

For the fund's current 7-day yield, please call toll-free: **1-800-645-6561**

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described in the table below. Annual fund operating expenses are paid out of fund assets, so their effect is reflected in the amount of income available for distribution to shareholders. The fund has no sales charge (load) or Rule 12b-1 distribution fees.

Shareholder fees **(Charged if your account balance is less than $50,000)**	
Exchange fee	$5.00
Account closeout fee*	$5.00
Wire and Dreyfus TeleTransfer redemption fee	$5.00
Checkwriting charge	$2.00
Annual fund operating expenses (expenses that you pay each year as a percentage of the value of your investment)	
Management fees	0.50%
Other expenses(including shareholder services fee)	0.23%
Total annual fund operating expenses	0.73%
Fee waiver and/or expense reimbursement**	(0.28%)
Net operating expenses**	**0.45%**

*Unless by exchange or wire for which a charge applies

**The Dreyfus Corporation has agreed contractually to waive receipt of its fees and/or assume the expenses of the fund so that total annual fund operating expenses do not exceed 0.45%. Dreyfus may terminate this agreement upon at lest 90 days prior notice to investors, but has committed not to do so until at least January 1, 2011.

EXAMPLE

The Example below is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense waiver/reimbursement by Dreyfus. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years	5 Years	10 Years
$46	$205	$378	$880

MANAGEMENT

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $313 billion in 194 mutual fund portfolios. For the past fiscal year, the fund paid Dreyfus a management fee at the annual rate of 0.22% of the fund's average daily net assets. A discussion regarding the basis for the board's approval of the fund's management agreement with Dreyfus is available in the fund's shareholder report for the period ended February 28, 2009. Dreyfus is the primary mutual fund business of The Bank of New York Mellon Corporation (BNY Mellon), a global financial services company focused on helping clients move and manage their financial assets, operating in 34 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, providing asset and wealth management, asset servicing, issuer services, and treasury services through a worldwide client-focused team. BNY Mellon has more than $22.1 trillion in assets under custody and administration and $966 billion in assets under management, and it services more than $11.9 trillion in outstanding debt. Additional information is available at www.bnymellon.com.

The Dreyfus asset management philosophy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

MBSC Securities Corporation (MBSC), a wholly owned subsidiary of Dreyfus, serves as distributor of the fund and for the other funds in the Dreyfus Family of Funds. Dreyfus or MBSC may provide cash payments out of its own resources to financial intermediaries that sell shares of funds in the Dreyfus Family of Funds or provide other services. Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees or other expenses that may be paid by a fund to those intermediaries. Because those payments are not made by fund shareholders or the fund, the fund's total expense ratio will not be affected by any such payments. These payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or MBSC's own resources to intermediaries for inclusion of a fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or MBSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorships; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

The fund, Dreyfus and MBSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. Each code of ethics restricts the personal securities transactions of employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the respective codes is to ensure that personal trading by employees does not disadvantage any fund managed by Dreyfus or its affiliates.

FINANCIAL HIGHLIGHTS

These financial highlights describe the performance of the fund's shares for the fiscal periods indicated. "Total return" shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These financial highlights have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the fund's financial statements, is included in the annual report, which is available upon request.

	Year Ended August 31,				
	2009	2008	2007	2006	2005
Per Share Data ($):					
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00
Investment Operations:					
Investment income--net	.013	.026	.033	.027	.016
Net realized and unrealized gain (loss) on investments	-	.001	-	-	-
Total from Investment Operations	.013	.027	.033	.027	.016
Distributions:					
Dividends from investment income--net	(.013)	(.026)	(.033)	(.027)	(.016)
Dividends from net realized gain on investments	-	(.001)	-	-	-
Total Distributions	(.013)	(.027)	(.033)	(.027)	(.016)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00
Total Return (%)	1.36	2.70	3.30	2.78	1.59
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	.73	.68	.65	.64	.64
Ratio of net expenses to average net assets	.44	.44	.45	.45	.45
Ratio of net investment income to average net assets	1.33	2.58	3.25	2.75	1.57
Net Assets, end of period ($ x 1,000)	110,242	110,655	103,147	115,191	110,342

Your Investment

Valuing Shares

You pay no sales charges to invest in this fund. Your price for shares is the net asset value per share (NAV), which is generally calculated as of 12:00 noon. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity.

The fund's portfolio securities are valued at amortized cost, which does not take into account unrealized gains or losses. As a result, portfolio securities are valued at their acquisition cost, adjusted over time based on the discounts or premiums reflected in their purchase price. The fund uses the amortized cost method of valuation pursuant to Rule 2a-7 under the Investment Company Act of 1940 in order to be able to price its shares at $1.00 per share. In accordance with Rule 2a-7, the fund is subject to certain maturity, quality and diversification requirements to help it maintain the $1.00 per share price. Because the fund seeks tax exempt income, it is not recommended for purchase in IRAs or other qualified retirement plans.

When calculating its NAV, the fund compares the NAV using amortized cost to its NAV using available market quotations or market equivalents, which generally are provided by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board.

How to Buy Shares

By Mail – Regular Accounts. To open a regular account, complete an application and mail, together with a check payable to The Dreyfus Family of Funds, to:


The Dreyfus Family of Funds
P.O. Box 55299
Boston, MA 02205-8502


To purchase additional shares in a regular account, mail a check payable to The Dreyfus Family of Funds (with your account number on your check), together with an investment slip, to:


The Dreyfus Family of Funds
P.O. Box 105
Newark, NJ 07101-0105


Electronic Check or Wire. To purchase shares in a regular account by wire or electronic check, please call 1-800-645-6561 (outside the U.S. 516-794-5452) for more information.

Dreyfus TeleTransfer. To purchase additional shares in a regular account by Dreyfus TeleTransfer, which will transfer money from a pre-designated bank account, request the account service on your application. Call us at 1-800-645-6561 (outside the U.S. 516-794-5452) or visit www.dreyfus.com to request your transaction.

Automatically. You may purchase additional shares in a regular account by selecting one of Dreyfus' automatic investment services made available to the fund on your account application or service application. See "Services for Fund Investors."

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

The minimum initial and subsequent investment for regular accounts is $25,000 and $1,000, respectively. Investments made through Dreyfus TeleTransfer are subject to a $100 minimum and a $150,000 maximum. All investments must be in U.S. dollars. Third-party checks, cash, travelers' checks or money orders will not be accepted.

You may be charged a fee for any check that does not clear.

How to Sell Shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing fund shares being sold must be returned with your redemption request. Your order will be processed promptly and you will generally receive the proceeds within a week.

Before selling or writing a check against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- If you send a written request to sell such shares, the fund may delay selling the shares for up to eight business days following the purchase of those shares

- The fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests for up to eight business days following the purchase of those shares.

By Mail — Regular Account. To redeem shares of a regular account by mail, send a letter of instruction that includes your name, your account number, the name of the fund, the dollar amount to be redeemed and how and where to send the proceeds. Mail your request to:

The Dreyfus Family of Funds
P.O. Box 55263
Boston, MA 02205-8501

A signature guarantee is required for some written sell orders. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days

- requests to send the proceeds to a different payee or address

- amounts of $100,000 or more

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call to ensure that your signature guarantee will be processed correctly.

Telephone or Online. To sell shares in a regular account, call Dreyfus at 1-800-645-6561 (outside the U.S. 516-794-5452) or visit www.dreyfus.com to request your transaction.

A check will be mailed to your address of record or you may request a wire or electronic check (Dreyfus TeleTransfer). For wires or Dreyfus TeleTransfer, be sure that the fund has your bank account information on file. Proceeds will be wired or sent by electronic check to your bank account.

You may request that redemption proceeds be paid by check and mailed to your address of record (maximum $250,000 per day). You may request that redemption proceeds be sent to your bank by wire (minimum $5,000/maximum $20,000 per day) or by Dreyfus TeleTransfer (minimum $1,000/maximum $20,000 per day). Holders of joint accounts may redeem by wire or through Dreyfus TeleTransfer up to $500,000 within any 30-day period.

Automatically. You may sell shares in a regular account by calling 1-800-645-6561 (outside the U.S. 516-794-5452) for instructions to establish the Dreyfus Automatic Withdrawal Plan.

In Person. Visit a Dreyfus Financial Center. Please call us for locations.

General Policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

If you invest through a financial intermediary (rather than directly with the distributor), the policies and fees may be different than those described herein. Banks, brokers, 401(k) plans, financial advisers and financial supermarkets may charge transaction fees and may set different minimum investments or limitations on buying or selling shares. Please consult your financial representative or the Statement of Additional Information.

Money market funds generally are used by investors for short-term investments, often in place of bank checking or savings accounts, or for cash management purposes. The fund is designed to benefit investors who do not engage in frequent redemptions or exchanges of fund shares. Because charges may apply to redemptions and exchanges of fund shares, and because the number of exchanges permitted is limited, the fund may not be an appropriate investment for an investor who intends to engage frequently in such transactions. Dreyfus also believes that money market funds, such as the fund, are not targets of abusive trading practices, because money market funds seek to maintain a $1.00 per share price and typically do not fluctuate in value based on market prices. However, frequent purchases and redemptions of the fund's shares could increase the fund's transaction costs, such as market spreads and custodial fees, and may interfere with the efficient management of the fund's portfolio, which could detract from the fund's performance. Accordingly, the fund reserves the right to refuse any purchase or exchange request. Funds in the Dreyfus Family of Funds that are not money market mutual funds have approved polices and procedures that are intended to discourage and prevent abusive trading practices in those mutual funds, which may apply to exchanges from or into a fund. If you plan to exchange your fund shares for shares of another Dreyfus fund, please read the prospectus of that other Dreyfus fund for more information.

The fund also reserves the right to:

- refuse any purchase or exchange request

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions

- change its minimum or maximum investment amounts

- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)

- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)

The fund also may process purchase and sale orders and calculate its NAV on days the fund's primary trading markets are open and the fund's management determines to do so.

Small Account Policy

If your account falls below $10,000, the fund may ask you to increase your balance. If it is still below $10,000 after 45 days, the fund may close your account and send you the proceeds.

DISTRIBUTIONS AND TAXES

The fund earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. The fund also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. The fund normally pays dividends once a month and capital gain distributions annually. Fund dividends and distributions will be reinvested in the fund unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

The fund anticipates that virtually all dividends paid to you will be exempt from federal and and New Jersey state personal income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

For New Jersey state personal income tax purposes, distributions derived from interest on municipal securities of New Jersey issuers and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to New Jersey state personal income taxes.

The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a fund when the fund has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

Dreyfus Dividend Sweep

For automatically reinvesting the dividends and distributions from one Dreyfus fund into another, use Dreyfus Dividend Sweep (not available for IRAs). You can set up this service with your application or by calling **1-800-645-6561.**

Checkwriting privilege

You may write redemption checks against your account in amounts of $1,000 or more. There is a $2.00 charge for each check written, unless you meet the $50,000 minimum balance requirement at the time of the transaction. The charge is retained by the fund. An additional fee will be charged by the transfer agent if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not postdate your checks or use them to close your account.

Exchange privilege

You can exchange shares worth $1,000 or more from one Dreyfus fund into another. You are allowed only four exchanges out of the fund in a calendar year. You can request your exchange in writing, by phone or online. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will have the same privileges as your original account (as long as they are available). There is a $5.00 exchange fee, unless you meet the $50,000 minimum balance requirement at the time of the transaction. The charge is retained by the fund. You may be charged a sales load when exchanging into any fund that has one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application. For accounts with a balance below $50,000, there is a $5.00 fee for Dreyfus TeleTransfer redemptions. The charge is retained by the fund.

Dreyfus Express®
voice-activated account access

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1-800-645-6561.** Certain requests may require the services of a representative.

Account Statements

Every Dreyfus fund investor automatically receives regular account statements. You will also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

Dreyfus Financial Centers

Dreyfus offers a full array of investment services and products through Dreyfus Financial Centers. This includes information on mutual funds, brokerage services, tax-advantaged products and retirement planning.

Experienced financial consultants can help you make informed choices and provide you with personalized attention in handling account transactions. The Financial Centers also offer informative seminars and events. To find out whether a Dreyfus Financial Center is near you, call **1-800-645-6561**.

NOTES

For More Information

Dreyfus BASIC New Jersey Municipal Money Market Fund

a series of Dreyfus Municipal Funds, Inc.
SEC file number: 811-6377

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the fund's performance, lists portfolio holdings and contains a letter from the fund's manager discussing recent market conditions, economic trends and fund strategies that significantly affected the fund's performance during the last fiscal year.The fund's most recent annual and semiannual reports are available at **www.dreyfus.com**.

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

Dreyfus funds generally disclose their complete schedule of portfolio holdings monthly with a 30-day lag at **www.dreyfus.com** under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. Complete holdings as of the end of the calendar quarter are disclosed 15 days after the end of such quarter. Dreyfus money market funds generally disclose their complete schedule of holdings daily. The schedule of holdings for a fund will remain on the website until the fund files its Form N-Q or Form N-CSR for the period that includes the dates of the posted holdings.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.

To obtain information:

By telephone Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail   Send your request to info@dreyfus.com

On the Internet   Certain fund documents can be viewed online or downloaded from:

SEC   http://www.sec.gov

Dreyfus   http://www.dreyfus.com

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.



© 2010 MBSC Securities Corporation